April 13, 2005

via U.S. mail and facsimile

Mr. Jack Friedman, Chief Executive Officer
Freidman Industries, Incorporated
4001 Homestead Road
Houston, TX  77028

	Re:	Item 4.02 Form 8-K
	Filed:	February 11, 2005
	File No. 1-7521

Dear Mr. Friedman:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

      Your Form 10-Q/A for the period ended September 30, 2004
does
not include a note to the financial statements that includes the following:
* a clear description of the nature of and reason for the change
and
* the amounts, as reported and as restated, to the extent that the error affected the balance sheet, statements of earnings, and statements of cash flows.
Please amend your Form 10-Q/A for the period ended September 30,
2004
to include this information. Please ensure you include updated signatures and certifications in your amended Form 10-Q/A. Refer to paragraph 36 of APB 20.

*    *    *    *

      Please respond to these comments within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.




      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 824-5373.

							Sincerely,


							John Cash
							Accounting Branch Chief

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Mr. Jack Friedman
April 13, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE